SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

COPsync, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
217712207
(CUSIP Number)
Mr. Jack Brewer The Brewer Group, Inc. 6200 Excelsior Boulevard, Suite 104 St. Louis Park, MN 55416 (866) 955-6267
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217712207	13D
1	NAME OF REPORTING PERSON The Brewer Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

(1)     This amount represents shares of Common Stock beneficially owned by the Reporting Persons as of December 31, 2016.

CUSIP No. 217712207	13D
1	NAME OF REPORTING PERSON BSI Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA,OO

(1)     This amount represents shares of Common Stock beneficially owned by the Reporting Persons as of December 31, 2016.

CUSIP No. 217712207	13D

1	NAME OF REPORTING PERSON Jack Brewer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 510,500(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN
(1) This amount represents shares of Common Stock beneficially owned by the Reporting Persons as of December 31, 2016.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of COPsync, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 16415 Addison Road, Suite 300, Addison, Texas 75001.

Item 2. Identity and Background.

This Schedule 13D is jointly filed on behalf of (i) The Brewer Group, Inc., a consulting firm; (ii) BSI Wealth Management LLC (d/b/a Brewer Capital Management), a registered investment adviser and affiliate of The Brewer Group, Inc.; and (iii) Jack Brewer, Chief Executive Officer and Portfolio Manager of The Brewer Group, Inc.

The Brewer Group, Inc., a Minnesota corporation, BSI Wealth Management LLC, a Delaware limited liability company, and Jack Brewer, an individual and United States citizen, are sometimes referred to herein as a “Reporting Person,” on an individual basis, and collectively, as the “Reporting Persons.”

The principal business office for The Brewer Group, Inc. is 6200 Excelsior Boulevard, Suite 104, St. Louis Park, Minnesota 55416.

The principal business office for BSI Wealth Management LLC is 125 Park Avenue, 16th Floor, New York, New York 10017.

The principal business office for Mr. Brewer is 6200 Excelsior Boulevard, Suite 104, St. Louis Park, Minnesota 55416.

None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Common Stock reported herein as being beneficially owned by the Reporting Persons as of December 31, 2016 was purchased from the Company using working capital of funds under management of the Reporting Persons and was also acquired by the Reporting Persons as compensation for certain services rendered to the Company pursuant to endorsement and business development contracts. The Reporting Persons expended an aggregate of approximately $600,000 in working capital to purchase 171,000 shares of Common Stock and acquired 339,500 shares of Common Stock as compensation for endorsement and business development services rendered to the Company.

Item 4. Purpose of Transaction.

Between September 2015 and December 2016, the Reporting Persons acquired shares of Common Stock for investment purposes because they believed such shares represented an attractive investment opportunity, as well as acquired shares of Common Stock as compensation for certain services rendered to the Company pursuant to endorsement and business development contracts. During this period, the Reporting Persons inadvertently acquired shares of Common Stock which caused the Reporting Persons to beneficially own more than 5% of the Company’s outstanding shares of Common Stock. Specifically, on February 15, 2016, the Reporting Persons acquired 107,500 shares of Common Stock as compensation for services provided to the Company pursuant to endorsement contracts. As of February 15, 2016, the Reporting Persons beneficially owned 423,500 shares of Common Stock, which represented approximately 5.1% of the Company’s outstanding shares of Common Stock based on 8,362,903 shares of Common Stock outstanding as of January 21, 2016, as reported in the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2016. The Reporting Persons are now filing this Schedule 13D in order to report such beneficial ownership in compliance with the securities laws.

 Item 5. Interest in Securities of the Issuer.

(a)       As of December 31, 2016, the Reporting Persons beneficially owned 510,500 shares of Common Stock, which represented approximately 5.7% of the Company’s outstanding shares of Common Stock. The foregoing percentage is calculated based on 8,915,522 shares of Common Stock outstanding as of November 8, 2016, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016.

(b)       Mr. Brewer, as the Chief Executive Officer and Portfolio Manager of The Brewer Group, Inc., may direct the vote and disposition of the 510,500 shares of Common Stock beneficially owned by The Brewer Group, Inc. Mr. Brewer, as the managing member of Brewer Sports International, LLC, which is the managing member of BSI Wealth Management LLC, may direct the vote and disposition of the 510,500 shares of Common Stock beneficially owned by BSI Wealth Management LLC.

See also Item 2 above.

(c)       While this Schedule 13D is being filed as of February 15, 2016, on November 6, 2017, as part of its process of withdrawing as a registered investment advisor, BSI Wealth Management LLC transferred discretionary voting and investment authority over 238,500 shares of Common Stock to its advisory clients. As of November 6, 2017, the Reporting Persons beneficially own 92,000 shares of Common Stock, which represent approximately 0.7% of the Company’s outstanding shares of Common Stock based on 12,282,136 shares of Common Stock outstanding as of February 14, 2017, as reported in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on February 17, 2017.

(d)       Not applicable.

(e)       On January 5, 2017, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock. As of January 5, 2017, the Reporting Persons beneficially owned 410,500 shares of Common Stock, which represented approximately 4.2% of the Company’s outstanding shares of Common Stock based on 9,710,522 shares of Common Stock outstanding as of January 3, 2017, as reported in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the SEC on January 6, 2017.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: December 15, 2017

THE BREWER GROUP, INC.

By:	/s/ Jack Brewer
Name: Jack Brewer
Title: Chief Executive Officer